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                                  EXHIBIT 4.5

          RESOLVED FURTHER, that while an Advisory Director shall not be granted any new stock options for his or her service as an Advisory Director, any unvested stock options held by an Advisory Director which had been granted to him or her in his or her previous capacity as an independent Director shall continue to vest during any period (x) between his or her retirement from the Board (whether by resignation or by expiration of his or her term of office) within six months of the date of an annual meeting of the shareholders held on a date on which he or she would be in excess of seventy years of age and (y) his or her retirement or termination as an Advisory Director.